Filed by the Black and Decker

Corporation Pursuant to Rule

425 under the Securities Act of

1933, as amended and deemed

filed pursuant to Rule 14a-12

of the Securities Exchange Act

of 1934, as amended

Subject Company: The Black

& Decker Corporation

(Commission File No. 1-1553)

The following is the script of a video of Jim Caudill, President of Black & Decker’s Hardware and Home Improvement business segment, that was posted on Black & Decker’s internal website.

Jim Caudill Video Script

Hi, this is Jim with a brief update on the BDHHI business. At the end of the year, it’s important that we reflect back on both our challenges and our accomplishments. I truly believe that 2009 was a defining year for BDHHI. We began the year in the throes of the worst economic environment any of us have ever experienced. We had to make many tough decisions in the form of headcount reductions, timeout days, and reduced salaries. We had to find ways to continue to succeed with fewer resources and with less consumer spending. And we did.

Not only did we continue to deliver excellent product and outstanding customer service, we also significantly realigned our operating footprint and executed an amazing number of innovative product initiatives like Baldwin Prestige, Project Griffin, Lead Free faucets, and Waterfront, while reinvesting back into our business with programs like the SmartKey marketing campaign. However, in my opinion, our most important accomplishment was the continued improvement we’ve seen in our employee pulse survey scores, demonstrating to me that we have a dedicated, engaged, and aligned team here at BDHHI despite the outside challenges we faced.

In 2010 the challenges will be new ones. The Stanley Black & Decker merger is top of mind for everyone, and over the next several months we will learn a lot more about how the integration will proceed and how the new company will operate. I recently had the opportunity to visit the Stanley headquarters in Connecticut and meet with key leaders, and I want to assure you that I left that meeting with confidence that the Stanley and Black & Decker leadership have a shared vision that will ultimately result in a better, stronger company that offers tremendous opportunities for our employees.

Last week, the members of the Integration Team from both Stanley and Black & Decker were announced. This team is made up of both business and functional representatives from both companies along with individuals from Bain Consulting who will provide processes, tools, resources, and objectivity to the overall integration. I am especially pleased that Greg Gluchowski, our Vice President of Global Operations, will represent BDHHI on the Integration Team. This team will lead the process of identifying where synergies exist between Stanley and Black & Decker and will help define the future business model for the combined company. An important take-away is that Stanley is investing the dollars and resources into this process to ensure that the integration is done right.

Over the next few weeks, the Integration Team will establish additional sub-teams to help with the integration, and we will implement a more regular schedule of communications that reflect information from both businesses. The first combined communication occurred last Monday with a meeting led jointly by John Lundgren, CEO of Stanley, and Nolan Archibald, CEO of Black & Decker. Hopefully you’ve had the opportunity to watch the video of the meeting that is available on the Merger Communication Center on HHIOne.

By the end of January the Integration Team expects to announce the new company’s superstructure in which specific business units will be defined, and shortly thereafter, the company’s leadership structure will be announced.

We recognize that there are a lot of questions and a lot of work to be done, and we will continue to share new information as soon as it becomes available. Until then, let’s all stay focused on the future we can control.

And a positive future it is. We have made tremendous progress year over year and we have a great plan and strategy for 2010 that I am confident will deliver fantastic results. Additionally, our 2010 budget has been approved with very achievable targets and considerable reinvestment for future growth.

Every one of you should be very proud of the year we’ve had and optimistic about the future ahead. As we close out 2009, I hope that you make time to enjoy your friends and family and come back in the new year refreshed and ready to show once again what a great team like HHI can deliver.

Happy holidays!

CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration. In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com. In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009. Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.